SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 2

Under the Securities Exchange Act of 1934

99 Cents Only Stores
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

65440K106
(CUSIP Number)

William Ginivan, Esq.
General Counsel
FBR Capital Markets Corporation
Potomac Tower
1001 Nineteenth Street North
Arlington, VA 22209
 (703) 312-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☑.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Shares are owned by investment advisory clients of FBR Fund Advisers, Inc. a subsidiary of FBR Capital Markets Corporation and are not held directly by FBR Capital Markets Corporation.
i)	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR CAPITAL MARKETS CORPORATION N/A
ii)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
iii)	SEC USE ONLY
iv)	SOURCE OF FUNDS OO
v)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
vi)	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	vii)	SOLE VOTING POWER 0
	viii)	SHARED VOTING POWER 3,840,235
	ix)	SOLE DISPOSITIVE POWER 0
	x)	SHARED DISPOSITIVE POWER 3,840,235
xi)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,840,235
xii)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
xiii)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%
xiv)	TYPE OF REPORTING PERSON CO;HC

(a)	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR ASSET MANAGEMENT HOLDINGS, INC. N/A
(b)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
(c)	SEC USE ONLY
(d)	SOURCE OF FUNDS OO
(e)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(f)	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(g) SOLE VOTING POWER 0
(h) SHARED VOTING POWER 3,840,235
(i) SOLE DISPOSITIVE POWER 0
(j) SHARED DISPOSITIVE POWER 3,840,235
(k)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,840,235
(l)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(m)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%
(n)	TYPE OF REPORTING PERSON CO;HC

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FBR FUND ADVISERS, INC. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,840,235
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,840,235
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,840,235
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%
14	TYPE OF REPORTING PERSON IA

ITEM 1. Security and Issuer.

This Statement relates to the shares of Common Stock, No Par Value (the "Shares"), of 99 Cents Only Stores (the "Company").  The address of the Company is 4000 Union Pacific Avenue, City of Commerce, California 90023.

ITEM 2. Identity and Background.

This Amendment No. 2 to the Statement is being filed by FBR Capital Markets Corporation ("Capital Markets"), a Virginia corporation; FBR Asset Management Holdings, Inc., a Virginia corporation (“Asset Management Holdings”), and FBR Fund Advisers, Inc. (“Fund Advisers”),  a Delaware corporation registered as an investment adviser with the U.S. Securities and Exchange Commission.  (Capital Markets, Asset Management Holdings and Fund Advisers are sometimes also referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons").  Further information regarding the identity and background of the Reporting Persons is set forth in Exhibit B which is attached hereto.

This Amendment No. 2 to the Statement on Schedule 13D heretofore filed on March 11, 2011, as amended by Amendment No. 1 filed on April 11, 2011, by the Reporting Persons is being made solely for the purpose of adding the attached Exhibit C to the filing and to reflect share ownership positions of the reporting persons.
A. Proceedings.

During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the executive officers, directors or controlling persons of any Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil, judicial or administrative proceeding as a result of which any Reporting Person or such executive officer, director or controlling person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired by Fund Advisers directly acting solely on behalf of its investment advisory clients.  Fund Advisers has purchased a total of 3,840,235 Shares in open-market purchases for an aggregate consideration of $38,614,338 (exclusive of brokerage commissions).  To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

ITEM 4. Purpose of Transactions.

The Reporting Persons have acquired the Shares for investment purposes and will continue to analyze their investment in the Company on an ongoing basis.  As part of this investment analysis process, the Reporting Persons reserve the right to engage in discussions with management of the Company and with third parties that may have an interest in the business affairs of the Company in order to monitor their investment and consider possible strategic alternatives.

In order to obtain the necessary flexibility to have such discussions with management and with relevant third parties, the Reporting Persons have, with this filing, converted their ownership reporting with respect to the Company from filings on Schedule 13G to filings on Schedule 13D.  Depending upon such discussions and consideration of strategic alternatives, the Reporting Persons could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate other purposes, plans or proposals regarding the Company to the extent deemed advisable by the Reporting Persons in light of current market conditions generally and specifically as they relate to the Company and its Shares.  The Reporting Persons further reserve the right to add to or reduce their holdings in the Company at any time as circumstances warrant without prior notice.

ITEM 5. Interest in Securities of the Issuer.

Based on the Company’s most recent filing on Form 10-Q for the quarterly period ended December 25, 2010, there were 70,075,309 Shares outstanding.  The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:	Nature of Ownership	Percentage of Class
(A) Capital Markets:
3,840,235	Shared Voting and Shared Dispositive Power (1)	5.48%

(B) Asset Management Holdings:
3,840,235	Shared Voting and Shared Dispositive Power (2)	5.48%

(C) Fund Advisers:
3,840,235	Shared Voting and Shared Dispositive Power (3)	5.48%
____________________

(1)
Such Shares are owned by investment advisory clients of Fund Advisers.  Because Capital Markets is the indirect parent of Fund Advisers, Capital Markets could therefore be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(2)
Such Shares are owned by investment advisory clients of Fund Advisers.  Because Asset Management Holdings is the direct corporate parent of Fund Advisers, Asset Management Holdings could therefore be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3)
Such Shares are owned by investment advisory clients of Fund Advisers.  By reason of its investment advisory relationship with such clients, Fund Advisers is deemed to have shared voting and shared dispositive power over such Shares.  The economic interest in such Shares is held by such clients which include FBR Focus Fund, a series of The FBR Funds, an investment company advised by Fund Advisers, which holds in excess of 5% of the Shares.

TRANSACTIONS

No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days.

ITEM 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

None.

ITEM 7. Materials Filed as Exhibits.

The following exhibits are attached hereto:

Exhibit A -	Joint Filing Agreement of the Reporting Persons

Exhibit B- Executive Officers and Directors of the Reporting Persons

Exhibit C- Letter to the Special Committee of the Board of Directors of the Company dated May 23, 2011

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, the Reporting Persons expressly disclaim the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by such persons that they are the beneficial owners of such securities.

SIGNATURES

The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct.  The undersigned agree to the filing of this single Statement on Schedule 13D.

FBR CAPITAL MARKETS CORPORATION*

Date:  May 23, 2011                                                                           By:  /s/ Ann Marie Pulsch
Name:  Ann Marie Pulsch
Title:    Corporate Secretary

FBR ASSET MANAGEMENT HOLDINGS, INC.*

Date:  May 23, 2011                                                                           By: /s/ Ann Marie Pulsch
Name: Ann Marie Pulsch
Title:   Corporate Secretary

FBR FUND ADVISERS, INC.*

Date:  May 23, 2011                                                                           By: /s/  Kimberly Bradshaw
Name:  Kimberly Bradshaw
Title:  Corporate Secretary

* The Reporting Persons disclaim beneficial ownership in the shares represented herein except to the extent of their pecuniary interest therein.

EXHIBIT A

JOINT FILING AGREEMENT AMONG
FBR CAPITAL MARKETS CORPORATION, FBR ASSET MANAGEMENT HOLDINGS, INC. AND
FBR FUND ADVISERS, INC.

Whereas, in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or amendments thereto is filed on behalf of each of them:

NOW, THEREFORE, the parties hereto agree as follows:

FBR Capital Markets Corporation, FBR Asset Management Holdings, Inc. and FBR Fund Advisers, Inc. do hereby agree, in accordance with Rule 13d-1(k)(1) under the Act, to file an amended statement on Schedule 13D relating to their ownership of the Common Stock, no par value, of 99 Cents Only Stores, and do hereby further agree that said statement shall be filed on behalf of each of them.

FBR CAPITAL MARKETS CORPORATION*

Date:  May 23, 2011                                                                           By: /s/ Ann Marie Pulsch
Name: Ann Marie Pulsch
Title:   Asst. Corporate Secretary

FBR ASSET MANAGEMENT HOLDINGS, INC.*

Date:  May 23, 2011                                                                           By: /s/  Ann Marie Pulsch
Name:  Ann Marie Pulsch
Title:    Corporate Secretary

FBR FUND ADVISERS, INC.*

Date:  May 23, 2011                                                                           By: /s/  Kimberly Bradshaw
Name:  Kimberly Bradshaw
Title:    Corporate Secretary

*  The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

EXHIBIT B

OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

A.  FBR CAPITAL MARKETS CORPORATION

Capital Markets is a financial services holding company organized under the laws of the Commonwealth of Virginia.  Its address is:

1001 Nineteenth Street North
Arlington, Virginia 22209

The officers of Capital Markets are:

Name                                                                Title

Richard J. Hendrix                                           President and Chief Executive Officer
Bradley J. Wright	Executive Vice President, Chief Financial Officer and Treasurer
William J. Ginivan                                           Executive Vice President and General Counsel
Robert J. Kiernan	Senior Vice President, Controller and Chief Accounting Officer
Ann Marie Pulsch                                           Corporate Secretary
Gavin A. Beske                                           Assistant Secretary
Peter R. Geraghty                                           Assistant Secretary
J. Tara Holubar                                           Assistant Secretary

The directors of Capital Markets are:

Name                                                                Occupation

Eric F. Billings	Chairman of the Board; Senior Managing Partner of Billings Capital Management
Reena Aggarwal         Professor of Finance at Georgetown University's McDonough School of Business
Richard J. Hendrix                                President and Chief Executive of FBR Capital Markets Corporation
Thomas J. Hynes, Jr.	Chairman and Chief Executive Officer of Colliers Internatuonal, a commercial real estate services firm
Adam J. Klein	Principal of Crestview Partners Advisors, LLC, a private equity firm
Richard A. Kraemer	Retired banking and financial services industry executive
Ralph S. Michael III	President and Chief Executive Officer Fifth-Third Bank Greater Cincinatti
Thomas S. Murphy, Jr.	Managing Director of Crestview Partners Advisors, LLC, a private equity firm
Arthur J. Reimers                                  Independent investor and business consultant

B.  FBR ASSET MANAGEMENT HOLDINGS

Asset Management Holdings is an entity organized under the laws of the Commonwealth of Virginia.  Its address is:

1001 Nineteenth Street North
Arlington, Virginia 22209

The officers of Asset Management Holdings are:

Name                                                                Title

Richard J. Hendrix                                           Chief Executive Officer
Bradley J. Wright	Executive Vice President, Chief Financial Officer and Treasurer
William J. Ginivan                                           Executive Vice President and General Counsel
Mark E. Wolfe                                           Chief Compliance Officer
Robert J. Kiernan                                           Senior Vice President and Chief Accounting Officer
Russell M. Parker                                           Chief Marketing and Distribution Officer
Ann Marie Pulsch                                           Corporate Secretary
Gavin A. Beske                                           Assistant Secretary
Peter R. Geraghty                                           Assistant Secretary
J. Tara Holubar                                           Assistant Secretary

The directors of Asset Management Holdings are:

Name                                                                Occupation

Richard J. Hendrix	President and Chief Executive Officer of Capital Markets
Bradley J. Wright	Executive Vice President, Chief Financial Officer and Treasurer of Capital Markets
William J. Ginivan	Executive Vice President and General Counsel of Capital Markets

C.  FBR FUND ADVISERS

Fund Advisers is an entity organized under the laws of the State of Delaware.  Its address is:

1001 Nineteenth Street North
Arlington, Virginia 22209

The officers of Fund Advisers are:

Name                                                                Title

David H. Ellison                                           President and Chief Executive Officer
Bradley J. Wright                                        Chief Operating Officer and Chief Financial Officer
Robert J. Kiernan                                         Senior Vice President and Chief Accounting Officer
Winsor H. Aylesworth                                           Treasurer
Mark E. Wolfe                                              Chief Compliance Officer
Robert Dean                                                  Senior Vice President
William B. Sanders III                                  Senior Vice President and Assistant Secretary
Kimberly J. Bradshaw                                  Corporate Secretary

The directors of Fund Advisers are:

Name                                                                Occupation

David H. Ellison                                           President and Chief Executive Officer of Fund Advisers
Winsor H. Aylesworth                               Treasurer of Fund Advisers

EXHIBIT C

FBR Fund Advisers, Inc.
1001 Nineteenth Street North, 9th Floor
Arlington, VA 22209

May 23, 2011

Special Committee of the Board of Directors
99 Cents Only Stores
4000 Union Pacific Avenue
City of Commerce, CA 90023

Gentlemen:

We write this letter to follow-up our April 8, 2011 letter to the Company’s Board of Directors, and our recent discussions and correspondence with the Special Committee’s advisers.

 Our previous letter detailed three sources of value at 99 Cents Only Stores, Inc. (“NDN” or the “Company”) that form part of our basis for concluding that the Company is worth significantly more than the $19.09 per share buyout price proposed by the Schiffer/Gold Family in conjunction with Leonard Green & Partners.  Indeed, for the reasons articulated in that letter, we believe that the Special Committee could not justify accepting an offer below a $21.75 to $23.50 price range, and could potentially achieve a price significantly above this range if it conducts the appropriate sales process.  Recent events only serve to reinforce this view.  We highlight that the Company’s April 14 sales release disclosed that March quarter same store sales improved sequentially from the December quarter, even with a significant negative calendar shift due to the timing of Easter.  Further, since the March 11 disclosure of the buyout proposal, more than 52 million Company shares have traded, all in excess of $19.09 per share and many in excess of $20 per share.  During this same time period, the stock prices of comparable public dollar stores have appreciated significantly (Dollarama +12%, DollarTree +19%, Dollar General +20%, and Family Dollar +6%).

But beyond the general favorable environment for deep value retailers and the appreciation seen in their shares, we believe the Company continues to make important strides in two areas:  1) controlling and eliminating distribution/transportation costs, and 2) reducing store level labor costs while increasing sales per square foot.  Though the Company appears to be in the 6th or 7th inning of its distribution/ transportation cost reduction programs, we believe it is just in the early innings of its store level efforts.  Looking at the financial results since the four-year Profit Improvement Plan was announced in February 2008, the Company’s operating margin has expanded at over twice the rate management predicted (3.8% FY2011 Plan vs. 8.5% FY2011 est.).  The major initiatives that drove the operating margin expansion should continue to mature and produce incremental benefits.  These include early pricing and merchandising changes, and ongoing improvements to racking, perpetual inventory systems and dynamic truck routing at the distribution centers.

Beyond these early initiatives, we continue to expect another 50 basis points of operating margin expansion from distribution/transportation fine tuning, warehouse consolidation and more mechanized picking.  Based on our analysis of store level expenses at other dollar stores, we anticipate another 200 to 400 basis points of margin expansion from store level initiatives as the Company’s efforts to implement modern and robust point-of-sale systems, automated product reordering systems and dynamic labor scheduling bear fruit.  In fact, the implementation of more modern and robust systems should allow the Company to narrow the dramatic sales per square foot dispersion across its store base resulting in important store level margin improvement.  We believe that these many Profit Improvement Plan initiatives have the potential to move the Company’s operating margin comfortably into the low double digits over the next couple of years.  Although management has not publicly provided a new operating margin target, we would not be surprised if profitability again dramatically exceeds consensus expectations as modern systems and processes are rolled out across the store base.

In any management buyout proposal, there are inherent conflicts of interest.   Managers’ personal interests are pitted against their fiduciary duties to shareholders.  Not only do insiders possess an informational advantage relative to outside shareholders, but they may also possess leverage in negotiations because of their role in the business.   For these reasons, a management buyout should be held to an even higher standard than a sale to an unaffiliated buyer.

In the case of the Company, we want to revisit some recent history.  Since 2007, we and other shareholders have publicly and repeatedly asked management to explain its plans for the Company’s large and growing cash balance.  While at first refusing to provide an explanation, the Schiffer/Gold Family later insisted that the cash was required to fund real estate and inventory purchases to grow the business.  This management position was exceptionally costly to unaffiliated shareholders as it prevented the Company from executing a material share repurchase at significantly lower prices.  Now, management appears to have changed its position and will use the cash stockpile, along with debt financing, to facilitate the purchase of the company from unaffiliated shareholders.  In light of this incongruous behavior, we believe that it is especially important that the Committee be sensitive to shareholders’ concerns and conduct a process that adheres to the highest standards in both appearance and fact.

We want to note that we have generally been pleased that the Special Committee’s advisors have made themselves available to listen to some of our comments and concerns.  We are sensitive to the Committee’s need to manage an auction process and engage in confidential negotiations with various bidders.  At the same time, we are concerned that there are constraints on the Committee that may prevent the maximization of value in this process.

We highlight a recent media report citing the perceptions of potential bidders that they must secure the Schiffer/Gold Family’s support (owing to their large stock ownership position and management role) to compete effectively in a bid to buy the Company.  This perception can only serve to chill the auction process, to the benefit of the Schiffer/Gold Family’s interests, and at the expense of non-insider shareholders.  This causes us considerable concern.  Clearly, the Committee should seek from the Schiffer/Gold Family a public and binding commitment to support the highest and best bid – regardless of the bidder – that can be secured through this process.  In the continued absence of this commitment, the Committee should offer other bidders contractual terms and structural protections to help limit the Schiffer/Gold Family’s advantaged position.

It is also important for the Committee to make clear to the market and all potential bidders that it has sufficient authority to conduct an auction.  In this regard, the Committee should publicly disclose its charter so that all shareholders and all potential bidders can understand the scope of the Committee’s authority.  We recognize that this is not customary, but we believe that under these circumstances best governance practices favor more transparency.  We also believe that disclosure of the charter – which should assure shareholders that the Committee has the requisite authority – will further encourage potential bidders to engage with the Company, as they will see that the process is not skewed to favor the Schiffer/Gold Family’s interests.

Finally, we request the opportunity to meet directly with the Special Committee to discuss some of these issues in more detail.  While we appreciate speaking with your advisers, we believe that a direct face-to-face meeting will be most effective at communicating our views.  We believe that even the act of having such a meeting will be seen by the market and potential bidders as a positive step, further demonstrating your commitment to an auction process which is not biased in favor of the Schiffer/Gold Family’s interests.

We appreciate the opportunity to share our views with the Special Committee, and look forward to discussing these issues in more detail in the near future.

Respectfully,

The FBR Focus Fund Portfolio Managers:
Brian Macauley, CFA
David Rainey, CFA
Ira Rothberg, CFA

Cc:           David J. Berger,
Wilson Sonsini Goodrich & Rosati